SPRING CREEK HEALTHCARE SYSTEMS, INC.
55 Broad Street
15th Floor
New York, NY  10004
(646) 961-4459

November 8, 2012

Accounting Branch Chief
Securities and Exchange Commission
Washington D.C 20549
Attention:  Craig Arakawa

Re:  Staff Letter dated November 1, 2012; SEC File No. 000-53339

As a result of your above mentioned letter we have filed on November 8, 2012, an amended Form 8-K with the required disclosures of Item 4.01 of Form 8-K.

In connection with responding to your comments, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me.

Sincerely,

By:	/s/ Jan E. Chason
Jan E. Chason
Chief Financial Officer